October 2, 2019

John R. Regazzi
Chief Executive Officer
Giga-tronics Incorporated
5990 Gleason Drive
Dublin, CA 94568

       Re: Giga-tronics Inc.
           Registration Statement on Form S-1
           Filed September 27, 2019
           File No. 333-233987

Dear Mr. Regazzi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            CF Office of Life
Sciences
cc:    David Gershon, Esq.